
August 3, 2021

Jeffrey E. Kirt
Chief Executive Officer
Greenidge Generation Holdings Inc.
590 Plant Road
Dresden, NY 14441

> **Re: Greenidge Generation Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 16, 2021**
> **File No. 333-255741**

Dear Mr. Kirt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

Amendment No. 2 to Form S-4

Support Projections, page 88

1.   We note your response to prior comment 7 and reissue it. Please revise your disclosure to discuss the extent to which the assumptions do not reflect recent historical trends experienced by Support and why these assumptions were made.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Quarters Ended March 31, 2021 and 2020, page 135

2.   Please refer to prior comment 12. Revise to disclose the percent of revenue during your reported periods from any particular pool operator if significant concentrations exist. Also, please revise your financial statement footnotes to disclose the total revenue from each customer that provided 10% or more of your revenues for each period presented, as applicable. Refer to ASC 280-10-50-42.

Key Metrics and Non-GAAP Financial Measures, page 139

3.   Please refer to prior comment 14. Please revise your disclosures to address the following as it relates to your variable cash cost per MWh:
   •   explain in detail how management uses the variable cash cost per MWh in operating the business;
   •   describe the reasons why this measure is important to management and what types of decisions are made based on the results of this measure;
   •   disclose in detail why this measure is useful to investors in light of the costs excluded; and
   •   revise to more clearly describe the types of expenses included in each of the variable and fixed costs and how you determine whether to include or exclude a particular cost from each.

Condensed Consolidated Statements of Operations (Unaudited), page F-25

4.   We note that you have presented earnings per share for the March 31, 2020 quarter. It appears that you do not consider your reorganization akin to a stock split and therefore, retrospective adjustment should not be applied to earnings per share pursuant to ASC 260-10-55-17. Please remove your presentation of earnings per share for the March 31, 2020 quarter and revise footnote 2 to disclose the method used to determine earnings per share for the period in which the reorganization occurred.

Note 14. Subsequent Events, page F-41

5.   Please revise to include a quantified discussion regarding the terms of the related party lease for the South Carolina facility entered into on July 2, 2021 or tell us why such disclosure is not required. Refer to ASC 855-10-50-2. Similarly, if material, revise to include a discussion of this commitment in your liquidity disclosures.

General

6. We note that Greenidge's amended and restated certificate of incorporation contains exclusive forum provisions. Please disclose the material terms of these provisions under the Description of Securities and highlight that the Support's governing documents do not contain any exclusive forum provisions. Provide risk factor disclosure describing the risk and other impacts to Support's shareholders.

7. Furthermore, we note that Greenidge's forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We also note that there is a federal forum provision for actions arising under the federal securities laws. Please state that there is uncertainty as to whether a court would enforce such provision with regard to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

 You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher M. Zochowski, Esq.